Mail Stop 3561

August 15, 2006

Maria Fernanda Rosales
President and CEO
Promotora Valle Hermosa Corporation
609 Hampshire Lane
Oveido, Florida 32765-7278

> **RE:** **Promotora Valle Hermosa Corporation (formerly Lion-Gri International)**
> **Item 4.01 Form 8-K filed August 15, 2006**
> **Form 8-K filed June 29, 2006**
> **Definitive Proxy on Schedule 14A filed on June 2, 2006**
> **File No. 0-27199**

Dear Ms. Rosales :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 15, 2006

1. The third paragraph states that there were no disagreements with Sherb through August 22, 2004. Please revise to correct the date. We assume you mean through August 14, 2006. Please revise or advise.

2. The paragraph referring to the engagement of new auditors states "during the years ended December 31, 2002 and 2003 and the subsequent interim period through June 22, 2004 …" Please revise to correct the dates in this section.

3. The Exhibit 16 letter is dated in 2005 and refers to a Form 8-K dated in 2005. Please revise to include a more currently dated letter that refers to the proper Form 8-K.

Form 8-K filed June 29, 2006

4. We note that you disclose that the anticipated effective date of the exchange agreement was July 19, 2006. Tell us whether the exchange transaction has occurred and when you expect to file a Form 8-K under Item 2.01.

Definitive Proxy on Schedule 14A filed on June 2, 2006

5. We note that in proposal two you solicit approval of the transfer of all of the company's assets and the acquisition of the Promotora Valle Hermoso, Inc through the exchange of newly issued shares. We note that you have provided certain financial information regarding Promotora. Tell us why you have not provided audited financial statements for Promotora as well as pro forma financial information as they appear to be required by Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the information and the representations requested above and file your response to these comments as an EDGAR correspondence file. Any revised Form 8-K filing should include an updated letter from your former accountants. We note that you have not included your zip code as part of your mailing address on the cover of the filing. Please revise to do so when you file an amendment. In addition, the cover of your Form 8-K document includes a place for the name of the person(s) filing proxy statement… This statement is not appropriate on the cover of a Form 8-K. Please revise to delete this statement when you amend the Form 8-K.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief